Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Martin Midstream GP LLC:

We consent to the use of our reports dated March 5, 2012 (except for the updated disclosures and reclassification of gas gathering and processing assets as held for sale and discontinued operations for all periods presented, as described in notes 2(a) and 6, as to which the date is August 21, 2012), with respect to the consolidated balance sheets of Martin Midstream Partners L.P. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in capital, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Shreveport, Louisiana

August 22, 2012